UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: March 31, 2011

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX PUBLICLY TRADED STOCK CORPORATION WITH VARIABLE CAPITAL

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                                  Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES SUBSCRIPTION
ISSUE PRICE OF NEW CPOs

MONTERREY, MEXICO. MARCH 31, 2011 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that as a result of the application of retained earnings for a capital increase approved by CEMEX’s shareholders at the general ordinary shareholders meeting held on February 24, 2011, CEMEX shareholders will receive new shares as follows:

•	1 new CEMEX CPO per 25 CEMEX CPOs held, or, if applicable, 3 new shares per 75 shares currently outstanding.

•	1 new CEMEX American Depositary Share (“ADS”) per 25 ADSs held.

•	No cash will be distributed by CEMEX, not even for fractions from which no shares are issued.

The delivery of the new CPOs or shares, as applicable, will be made starting on March 30, 2011. Only holders of record of CEMEX CPOs or ADSs as of March 29, 2011(the record date) will receive new shares as a result of the increase in the capital stock. The new ADSs to be issued will be distributed on or about March 31, 2011. Each ADS represents 10 CPOs.

As a result of all of the above, the conversion rate of CEMEX’s convertible subordinated notes due 2015, 2016 and 2018, as well as CEMEX’s mandatory convertible obligations due 2019 will be adjusted accordingly.

The subscription price is MX$10.5185 per new CEMEX CPO. The shares will be subscribed for at an approximate price of MX$3.5062 per share, of which MX$0.00277661 will go to our capital stock and the remaining amount as premium for the subscription of capital, and will be deemed fully paid by a capitalization of retained earnings. CEMEX shareholders will not be required to pay any consideration in connection with the issuance of the shares.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the offerings described herein will be consummated or as to the terms of any such offering. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 31, 2011	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller